THE JORDAAN LAW FIRM, PLLC

ATTORNEYS AND COUNSELORS AT LAW
53131 MCKINNEY AVE. | SUITE 600	JAKES JORDAAN: (214) 202-7449
DALLAS, TEXAS 75204	E-MAIL: JAKES@JORDAANLAW.COM

March 22, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. John Reynolds, Assistant Director
Mr. Shaz Niazi, Esq.

RE:	Santa Fe Gold Corporation
Form 10-K for Fiscal Year Ended June 30, 2012
Filed September 28, 2012
File No. 001-12974

Gentlemen:

                       On behalf of Santa Fe Gold Corporation, a Delaware corporation (“Santa Fe” or the “Company”), this letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 1, 2013, regarding the Company’s Form 10-K for Fiscal Year Ended June 30, 2012 (File No. 001-12974). Santa Fe’s response to the Staff’s comment is set forth below and is based on discussions with, and information furnished by, Santa Fe and its advisors, as applicable.

                       Concurrently with the submission of this letter, the Company has submitted for filing its Form 10-K/A (Amendment No. 1) (the “Form 10-K/A”), which includes certain amendments in response to the Staff’s comments.

                       For reference purposes, the comments of the Staff’s March 1, 2013 letter have been reproduced in this letter in italicized text. The Company’s responses are set forth directly following the reproduced comments.

                       Comment 1: We note that there appears to be a significant percentage of unaffiliated ownership of your common stock and your common shares are traded on the OTCBB, but you do not appear to have consistently held annual meetings of shareholders. Please advise us whether you are relying on a provision of state law for not holding annual meetings and, if so, which provision. To the extent you have failed to comply with state law or your governing documents, please include adequate disclosure about the consequences of such failure and the steps you intend to take, if any, to remedy such defects.

United States Securities and Exchange Commission
Division of Corporation Finance
March 22, 2013
Page 2

Response: In response to the Staff’s comment, the Company has included supplemental disclosure as Part III, Item 10 of its Form 10-K/A. In the 10-K/A, the Company explained the reason for not holding its annual meeting, detailed applicable provisions of Delaware law (including the consequences of such failure) and disclosed the steps for calling a stockholders meeting.

                       Comment 2: We also note that you did not include advisory voting proposals regarding say-on-pay and frequency pursuant to Section 14A of the Exchange Act when you filed the definitive proxy statement for your annual meeting held on May 18, 2011. Please note that such voting proposals were required to be included for annual meetings occurring on or after January 21, 2011. Please tell us why you did not provide the proposals in the 2011 definitive proxy statement.

     Response: Not including advisory voting proposals regarding say-on-pay and frequency pursuant to Section 14A of the Exchange Act when Santa Fe filed the definitive proxy statement for Santa Fe’s annual meeting held on May 18, 2011 was an inadvertent oversight. Santa Fe will remedy this by including advisory voting proposals regarding say-on-pay and frequency pursuant to Section 14A of the Exchange Act in either its Form F-4 or in its next Proxy Statement.

                       Comment 3: We note you report your reserves as of February 2010 in your filing without adjustments for the two years of production since these reserve estimates was prepared. Please update your reserve estimate to coincide with your fiscal year end 2012. You may deduct your production from your original reserve estimate, if that is appropriate. Supplementally provide us with your annual mine and mill production estimates by fiscal year end since startup. You may also wish to consider including your total production since startup within your filing. Please include your annual flux shipments separately as part of your production reporting. These annual production estimates would include tonnage and grade estimates for the mine and mill, concentrates, and flux deliveries.

     Response: In its Form 10-K/A, which is filed herewith, Santa Fe has updated its reserve estimate to coincide with its fiscal year end 2012. Santa Fe has deducted its production from its original reserve estimate as appropriate. Santa Fe has also included its total production since startup within its filing. Santa Fe is supplementally providing the Staff with its annual mine and mill production estimates by fiscal year end since startup, including annual flux shipments and tonnage and grade estimates for the mine and mill, concentrates, and flux deliveries.

United States Securities and Exchange Commission
Division of Corporation Finance
March 22, 2013
Page 3

                       Comment 4: We note your jurisdiction of incorporation is Delaware. Please provide the basis for disclosing historic mineral estimates in your Form 10-K filing in accordance with the securities laws of Canada as opposed to that of the United States.

Response: In its Form 10-K/A, Santa Fe has amended disclosing its historic mineral estimates to be in accordance with Industry Guide 7.

                       Comment 5: We note your resource disclosure of a resource of 11.8 million tons grading 0.060 ounces of gold in this section and resource disclosure elsewhere in your filing. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove all resource disclosure along with the associated tonnages and grades from your filing.

Response: In its Form 10-K/A, Santa Fe has removed all resource disclosure along with the associated tonnages and grades from its filing.

                       Comment 6: We also note your definition of mineralized material in this section. Mineralized material is a mineralized body, which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of the selected metals or salable product. A deposit of this sort does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility. Mineralized material should be reported only as an in-place tonnage with an associated grade and does not include tonnages or grades estimated using geologic inference, which are sometimes classified as inferred or possible resources/reserves by some evaluators. Please modify your filing and address the following items:

  Remove the terms measured, indicated, inferred, mineral resource, drill indicated, geological resources, and other associated resource estimates from your filing.

  If the quantities associated with the above terms meet the requirements of mineralized material, disclose the tonnage and grade estimates only as mineralized material.

  Do not include estimates based on geologic inference, such as inferred or possible resources/reserves, in your mineralized material calculations.

Response: In its Form 10-K/A, Santa Fe has made the following changes:

  Removed the terms measured, indicated, inferred, mineral resource, drill indicated, geological resources, and other associated resource estimates;

  Disclose the tonnage and grade estimates only as mineralized material for the quantities associated with the above terms that meet the requirements of mineralized material; and

  Did not include estimates based on geologic inference, such as inferred or possible resources/reserves, in its mineralized material calculations.

United States Securities and Exchange Commission
Division of Corporation Finance
March 22, 2013
Page 4

                       Comment 7: We note that you do not appear to have provided the compensation discussion and analysis required by Item 402(b) of Regulation S-K. Please confirm that you will include such disclosure in future filings to the extent Item 402(b) remains applicable to you. Please provide us with the draft disclosure you intend to include in such filings.

Response: Santa Fe hereby confirms that it will provide the compensation discussion and analysis required by Item 402(b) of Regulation S-K in future filings. Draft compensation discussion and analysis disclosure that Santa Fe intends to include is supplementally provided herewith.

                       Comment 8: Please confirm that in future filings you will indicate who signed in the capacity of controller or principal accounting officer. See Form 10-K, General Instruction D(2)(a).

Response: Santa Fe hereby confirms that that in future filings the Company will indicate who signed in the capacity of controller or principal accounting officer.

                       Final Comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Santa Fe has enclosed herewith a written statement acknowledging that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                       Please direct any general questions or comments regarding the foregoing to me at (214) 202-7449 or jakes.jordaan@jordaanlaw.com.

United States Securities and Exchange Commission
Division of Corporation Finance
March 22, 2013
Page 5

Sincerely,

/s/ Jakes Jordaan
Jakes Jordaan

cc:                Santa Fe Gold Corporation